Exhibit 12.1

TrueBlue, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Three Months Ended		Year Ended December 31
	March 27, 2009	March 28, 2008	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations before income taxes	(8,584)	13,859	8,155	104,603	116,173	100,195	59,845
Fixed charges	315	364	1,728	1,666	1,250	4,581	6,947

Total Earnings	$(8,269)	$14,222	$9,883	$106,268	$117,423	$104,777	$66,792
Fixed Charges:
Interest Expense	$98	$132	$803	$965	$775	$4,162	$6,690
Interest component of rent expense (1)	218	231	925	700	475	420	257

Total Fixed Charges	315	364	1,728	1,666	1,250	4,581	6,947

Ratio of Earnings to Fixed Charges	N/A (2)	39.1	5.7	63.8	94.0	22.9	9.6

(1)	The interest component of rent expense is estimated by management

(2)	There were insufficient earnings available to cover fixed charges for the three months ended March 27, 2009.